Exhibit 99.1

YM BioSciences Inc. Plan of Arrangement with Gilead Sciences, Inc. Endorsed by Leading Independent Proxy Advisors ISS and Glass Lewis

- U.S. Federal Trade Commission and Canadian Competition Bureau also Clear Plan of Arrangement -

MISSISSAUGA, Canada, January 18, 2013 – YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM), today reported that leading proxy advisory firms Institutional Investor Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) have recommended that shareholders of YM BioSciences Inc. (“YM” or the “Company”) vote in favor of the previously announced plan of arrangement under which a wholly owned subsidiary of Gilead Sciences, Inc. will acquire YM for U.S.$2.95 per share in cash.

In addition, the initial waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired without any action by the Federal Trade Commission or the Antitrust Division of the United States Department of Justice. The Canadian Competition Bureau has also issued a letter stating that it does not, at this time, intend to challenge the completion of the transaction and waived the parties’ obligation to submit a notification.

ISS noted that a vote FOR is warranted. The all-cash consideration offers a satisfactory premium. In addition, it noted that market reaction has been favorable, no alternative offers had been made and there are no significant governance concerns.

Glass Lewis commented that the YM board of directors conducted a reasonable review of strategic alternatives available to the Company prior to entering into the proposed agreement. The agreement is in the interests of the Company and shareholders in light of the lengthy strategic review conducted by the YM board of directors and the value of the proposed consideration.

ISS and Glass Lewis are leading independent international corporate governance analysis and proxy voting firms. Their recommendations assist shareholders to make their decisions regarding proxy voting.

Completion of the transaction remains contingent on the approval of YM shareholders at a special meeting of shareholders, as well as court approval. The special meeting will be held on Thursday, January 31, 2013 at 10:00am (EST) at the offices of Gowling Lafleur Henderson LLP, Suite 1600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario. The transaction is expected to close in the first quarter of calendar 2013.

Permission to quote from the ISS and Glass Lewis reports was neither sought nor obtained.

Attention YM BioSciences shareholders.
Be sure to vote your proxy before Tuesday January 29, 2013 at 10:00 AM (EST)

For information or assistance in voting your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or 416.867.2272, or by email at contactus@kingsdaleshareholder.com.

About YM BioSciences

YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis.

This press release may contain forward-looking statements, which reflect YM's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, shareholder approval of the proposed arrangement; YM’s ability to obtain court and other approvals in connection with the proposed arrangement; uncertainties as to the timing of the arrangement; the satisfaction of the conditions precedent to the completion of the arrangement; changing market conditions; the successful and timely completion of clinical studies; the establishment of corporate alliances; the impact of competitive products and pricing; new product development; uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in YM’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, YM undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith

VP Corporate Affairs

YM BioSciences Inc.

Tel. +1 905.361.9518

jsmith@ymbiosciences.com